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                              May 1, 2024

       Weixuan Zhang
       Chief Executive Officer
       Dynamic Shares Trust
       401 W Superior St, Suite 300
       Chicago, IL 60654

                                                        Re: Dynamic Shares
Trust
                                                            Pre-Effective
Amendment No. 1 to Registration Statement on Form S-1
                                                            Filed April 25,
2024
                                                            File No. 333-277681

       Dear Weixuan Zhang:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 18, 2024 letter.

       Pre-Effective Amendment No. 1 to FORM S-1

       Incorporation of Information by Reference, page 75

   1. Refer to your response to prior comment 2. We note the website you provide on page 75,
                                                        www.dynamicshares.com,
redirects to https://arrowfunds.com/ and that your periodic and current reports do not
appear to be available on that website. Please revise to provide the address of a website
maintained by or for you where the reports filed pursuant to Section
                                                        13 or Section 15(d) of
the Exchange Act that you incorporate by reference are readily available and
accessible. In this regard we note you refer investors to

http://www.dynamicsharesetf.com elsewhere in your registration statement.
 Weixuan Zhang
Dynamic Shares Trust
May 1, 2024
Page 2

       Please contact Austin Stanton at 202-551-2197 or David Gessert at 202-551-2326 with any other questions.



                                                         Sincerely,
FirstName LastNameWeixuan Zhang
                                                         Division of
Corporation Finance
Comapany NameDynamic Shares Trust
                                                         Office of Crypto
Assets
May 1, 2024 Page 2
cc:       Jim Audette
FirstName LastName